United States securities and exchange commission logo





                      September 8, 2022

       David Abadi
       Chief Financial Officer
       Cognyte Software Ltd.
       33 Maskit
       Herzliya Pituach
       4673333, Israel

                                                        Re: Cognyte Software
Ltd.
                                                            Form 20-F for the
Fiscal Year Ended January 31, 2022
                                                            File No. 001-39829

       Dear Mr. Abadi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology